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                                                                    EXHIBIT 8(b)


                                               DECEMBER 12, 1985

Gentlemen:

   Pursuant to Paragraph 22 of the Custodian Agreement dated December 12, 1985 between Provident National Bank ("Provident") and Market Street Fund, Inc. (the "Fund"), we have agreed that the Fund will pay Provident a fee computed daily and paid monthly, equal to .025% per year of the first $10 million of the combined average net assets of the average daily net assets of each Portfolio; plus .020% per year of the average net assets of the next $30 million; plus
 .015% per year of the average net assets of the next $60 million and .012% per year of the average net assets in excess of $100 million with a minimum annual fee of $2,500 for the Fund. Notwithstanding the prior sentence Provident has agreed that during the first twelve months of the Fund's operations, Provident will waive its fee in the following manner:

   100% of Provident's fee will be waived for the first two months of Fund operations; thereafter, Provident will reduce its fee waiver by 10% per month until the twelfth month of Fund operations at which time Provident will begin to charge its full fee as stated above.

   In addition, a $10.00 fee per transaction will be charged. Investments in GNMA's or other types of monthly interest payment items will be charged $25.00 per transaction.

   Provident has further agreed that the fee it will receive from the Fund as stated above, shall be effective for the first two years of the Fund's operations; thereafter the Fund shall pay such fees as the parties may agree to in writing.

   If the foregoing accords with your understanding of our agreement, please evidence your concurrence by signing and dating this letter at the place indicated below and returning this letter to Provident.

                                           Sincerely,


                                           Provident National Bank
                                           BY: /s/ JOHN W. MCLAUGHLIN
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                                           Date:     4/7/86
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MARKET STREET FUND, INC.

By:     [sig]
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Date:    DECEMBER 12, 1985
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